August 4, 2023

VIA EDGAR SUBMISSION

Mr. Kyle Wiley

Division of Corporation Finance

Disclosure Review Program

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Antelope Enterprise Holdings Ltd.
Form 20-F for the Year Ended December 31, 2022
Filed May 1, 2023
File No. 001-34944

Dear Mr. Wiley:

We are in receipt of your comment letter (the “Comment Letter”) dated July 20, 2023, regarding the above referenced filing of Antelope Enterprise Holdings Ltd. (the “Company”).

The Company is working diligently to respond to the Staff’s comments. As discussed with Mr. Wiley, the Company respectfully requests an additional extension until August 17, 2023 to respond to the Comment Letter.

We appreciate the Staff’s assistance in this matter. Should you have any questions that require further information, please feel free to contact our counsel, Joan Wu, Esq., of Hunter Taubman Fischer & Li LLC by phone at (212) 530-2208 or email at jwu@htflawyers.com. Thank you for your consideration of our request.

Very truly yours,

Antelope Enterprise Holdings Ltd.

/s/ Weilai Zhang
Weilai Wang
Chief Executive Officer